FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: October 6, 2005	Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CryptoLogic-developed software helps players win their way into the 2005
Caribbean Poker Classic™

Poker champions to Internet hopefuls worldwide to compete for an estimated $2 million prize pool

October 6, 2005 (Toronto, ON) — Big poker excitement, big names and big cash prizes will be found at this year’s annual Caribbean Poker Classic™, which will take place on the Caribbean island of St. Kitts, from November 25th to December 4th, 2005. Players who play on poker software developed by CryptoLogic, and licensed through its WagerLogic subsidiary, are winning their way into this estimated $2 million land-based tournament, including a seat in the $6,300 main event.

“The Caribbean Poker Classic™ is THE place to be in late November for world-class poker action,” said Andy Goetsch, CryptoLogic’s Vice President of Poker Software Development and a world-class player in his own right. “Thanks to CryptoLogic software focused on meeting the needs of the Internet poker player, the CPC is attracting the champions and stars of land-based poker, including Jennifer Tilly – the 2004 WSOP Ladies Champion, and Robert Varkonyi – the 2002 WSOP Champion, as well as drawing Internet players vying for their spot in paradise and potentially at the final table and televised poker fame.”

WagerLogic licensees are hosting the 2nd annual Caribbean Poker Classic™ in association with Thomas Kremser and the International Poker Federation. This year’s tournament promises to attract even more skilled Internet hopefuls and poker elites from around the world. The lineup already includes World Series of Poker champions Robert Varkonyi, Kathy Liebert, Jennifer Tilly, Willie Tann, as well as World Poker Tour winners Juha Helppi, Antonio Esfandiari, Phil Laak, and top European pros such as Julian Thew, Simon Trumper, Xuyen Pham and Steve Vladar.

The Caribbean Poker Classic™ will take place at the exclusive St. Kitts Marriott Resort & The Royal Beach Casino. Players can qualify through online tournaments at: williamhillpoker.com, interpoker.com, betfairpoker.com, ukbettingpoker.co.uk, littlewoodspoker.com, theritzclublondon.com, sunpoker.com, classicpoker.com, totalbetpoker.co.uk and pokerplex.com. The $10,000 prize package includes the $6,300 championship event buy-in, nine nights at the luxurious resort and $2,400 in cash.

Players fly to St. Kitts on the Caribbean Poker Classic™ Private Poker Jet — a unique poker experience that will offer on-board poker action, in-flight movies featuring poker classics such as “Rounders”, and poker professionals providing tips and strategies to improve players’ games en route to the Caribbean. The televised trip on the Poker Jet will see players and their guests have chances to win thousands of dollars in poker prizes.

“The success of Caribbean Poker Classic™ shows the incredible popularity of Internet poker, and that our software has great player appeal,” added A.J. Slivinski, WagerLogic’s Managing Director. “This major annual event is also an excellent vehicle for our customers to drive increasing traffic to their poker sites.”

TEL (416) 545-1455 FAX (416) 545-1454
55 ST. CLAIR AVENUE, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

In addition to the estimated $2 million pot, the Caribbean Poker Classic™ will offer a number of action-packed side tournaments, satellites and cash games, including entry into seven different Freeroll games with total cash prizes exceeding $20,000 – and a designer watch for the winner of each of the seven events.

CryptoLogic-developed poker software powers one of the top revenue generating rooms on the Internet, and now attracts more than 7,000 live simultaneous players online. As a pioneer and global leader in the estimated $12 billion online gaming industry, CryptoLogic continues to strengthen its position by developing a growing range of software products for the world’s major Internet casino and poker markets. The company is also expanding its system capacity to accommodate rapid growth and player demand, and continues to work with many of the world’s most trusted gaming brands.

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is a world leading, public developer and supplier of Internet gaming software. CryptoLogic’s leadership in regulatory compliance makes it one of the very few companies with software that is certified to strict standards similar to those of land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to a blue-chip customer base worldwide. For information on WagerLogic®, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the NASDAQ National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

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For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications	Argyle Rowland Communications, (416) 968-7311 (media only) Karen Passmore, ext. 228/ kpassmore@argylerowland.com Dan Tisch, ext. 223/ dtisch@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.